SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                          John Q. Hammons Hotels, Inc.
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                                (Name of Issuer)


                      Class A Common Stock, $0.01 par value
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                         (Title of Class of Securities)


                                    408623106
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                                 (CUSIP Number)

                             Gerald A. Eppner, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-6286
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 27, 2004
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            (Dates of Event Which Requires Filing of this Statement)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 408623106                SCHEDULE 13D        Page 2 of 6

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1.    Name of Reporting Persons
      I. R. S. Identification Nos. of Above Persons (entities only)

      R. Scott Asen

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2.    Check the Appropriate Box if a Member of a Group (See
      Instructions)                                             (a)   [ ]
                                                                (b)   [ ]

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3.    SEC Use Only
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4.    Source of Funds (See Instructions): WC
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
      Items 2(d) or 2(e)    [ ]
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6.    Citizenship or Place of Organization: United States of America
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Number of       7.  Sole Voting Power                        228,508
Shares
Beneficially
Owned by Each   8.  Shared Voting Power                       30,000(1)
Reporting
Person With:    9.  Sole Dispositive Power                   228,508

                10. Shared Dispositive Power                  30,000(1)

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11.   Aggregate Amount Beneficially Owned by Each Reporting Person    258,508
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)   [ ]
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13.   Percent of Class Represented by Amount in Row (11)       5.3%(2)
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14.   Type of Reporting Person (See Instructions)       IN
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(1)   Consists of shares held in and owned by certain "managed accounts" managed by Asen and Co., as to which the Reporting Person may be deemed, indirectly, the beneficial owner, but as to which the Reporting Person disclaims beneficial ownership. The Reporting Person is the president and sole stockholder of Asen and Co.
(2) Assumes a total of 4,886,175 shares outstanding, based on the number reported as of August 10, 2004 in the Issuer's most recent Quarterly
      Report on Form 10-Q for the quarterly period ended July 2, 2004.


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                                  SCHEDULE 13D
                                  ------------

INTRODUCTION

      The person filing this Statement on Schedule 13D (this "Statement") is R. Scott Asen (the "Reporting Person"). The Reporting Person hereby amends a Statement on Schedule 13G initially filed by R. Scott Asen dated May 22, 2003, as amended, pursuant to Rule 13d-1(e) promulgated under the Securities and Exchange Act of 1934, as amended (the "Act").

Item 1.           Security and Issuer

      This statement relates to the shares of the John Q. Hammons Hotels, Inc., a Delaware corporation (the "Issuer") Class A Common Stock, $0.01 par value per share (the "Common Stock"). The Issuer has its principal executive offices at 300 John Q. Hammons Parkway, Suite 900, Springfield, MO 65806. The number of issued and outstanding shares of Common Stock as of August 10, 2004, as reported in the Issuer's Form 10-Q filed on August 13, 2004, is 4,886,175.

Item 2.           Identity and Background

      (a) This Schedule 13D is being filed on behalf of R. Scott Asen.

      (b) The principal business address for the Reporting Person is:

            R. Scott Asen: Asen and Co., 224 East 49th Street, New York, NY
            10017

      (c) The principal business of the Reporting Person is:

            R. Scott Asen is president and sole owner of Asen and Co., private investment firm.

      (d) The Reporting Person, or other persons with respect to whom information is given in response to this Item 2, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Citizenship of the Reporting Person is as follows:

            R. Scott Asen is a U.S. Citizen.

Item 3.           Source and Amount of Funds

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Mr. Asen, including the shares held in and owned by the managed accounts, is $1,415,334. The source of funds for this consideration was working capital.

      Certain "managed accounts" of Asen and Co. are the direct beneficial owners of 30,000 shares of the Issuer's Common Stock. Mr. Asen's beneficial ownership of such shares is indirect as a result of his management and ownership of Asen and Co., which provides certain advisory services to the managed accounts.

Item 4.           Purpose of the Transaction

      On October 26, 2004, the Reporting Person filed a Statement on Schedule 13D announcing his intention, together with certain other parties (the "Committee"), to attempt to obtain fair value for the Common Stock held by the unaffiliated stockholders of the Issuer.

      On October 26, 2004, the Committee delivered a letter to the Issuer's Special Committee of Independent Directors providing notice of the Committee's displeasure with (i) the proposed offer from Barcelo Crestline Corporation ("Barcelo") to acquire all issued and outstanding shares of Common Stock of the Issuer for $13.00 in cash per share of Common Stock (the "Offer"), and (ii) the different terms to be paid to John Q. Hammons for his interest in the Issuer. The Committee requested to meet with the Special Committee of Independent Directors to discuss the Offer and other issues related to the Barcelo transaction.

      As a result of their participation in the Committee, the Reporting Persons may be deemed to have formed a "group," within the meaning of Section 13(d) of the Exchange Act and Rule 13d-5(b)(1) thereunder. The formation of a group is deemed an acquisition by the group of the shares held individually by the group's members.

Item 5.           Interest in Securities of the Issuer

      (a) As of the date hereof, the Reporting Person has the following interest in the securities of the Issuer:

            (i) R. Scott Asen beneficially owns 258,508 shares of Common Stock and is therefore the beneficial owner of 5.3% of the Common Stock. These shares include 30,000 shares of Common Stock beneficially, indirectly, held by Asen and Co., of which Mr. Asen is president and sole stockholder.

            (ii) R. Scott Asen, as president and sole stockholder of Asen and Co., is an indirect beneficial owner of 30,000 shares of Common Stock and the indirect beneficial owner of 0.6% of the Common Stock.

      (b) As of the date hereof, the Reporting Persons have the following voting and dispositive powers in the securities of the Issuer:

            (i) R. Scott Asen has sole voting and sole dispositive power over 228,508 shares of Common Stock, and has shared voting and shared dispositive power over 30,000 shares of Common Stock held in and owned by certain managed accounts.

      (c) To the best of the knowledge of the Reporting Person, the Reporting Person has not engaged in any transactions in the Common Stock during the 60 days immediately preceding the date of this Schedule 13D.

      (d) R. Scott Asen, as an adviser to certain managed accounts, has sole power to vote and dispose of shares held in and owned by each of the managed accounts.

      No person other than the remaining Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except for the arrangements described in Item 4 above, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer of voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.           Material to be Filed as Exhibits

      None.

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                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  October 27, 2004

                                        /s/ R. Scott Asen
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                                    R. Scott Asen